

April 30, 2012

<u>Via Email</u>

Sean M. Mahoney
Executive Vice President and Chief Financial Officer
Diamondrock Hospitality Company
3 Bethesda Metro Center
Suite 1500
Bethesda, Maryland 20814

    Re: **Diamondrock Hospitality Company**
              Form 10-K
              Filed February 29, 2012
              File No. 001-32514

Dear Mr. Mahoney:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Accounting Branch Chief